UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated June 22, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: June 26, 2006	By: /s/ Brian Bayley Brian Bayley, Director

June 22, 2006

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Discovers High-Grade Gold in Second San Luis Vein

Denver, Colorado -- Esperanza Silver Corporation (TSX-V: EPZ) today announced that continued channel sampling at its San Luis project in the Ancash Region of central Peru has identified high-grade gold and silver values in the newly sampled Inés Vein, 100 meters east of the Ayelén Vein. Bonanza values include individual samples of 82.8, 52.2 and 30.5 grams of gold per tonne. Of the 525 meters sampled, a 75-meter section of the vein had a weight-adjusted average of 15.5 grams of gold per tonne and 407 grams of silver, for a gold equivalent value1 of 22.6 grams per tonne, at an average width of 2.73 meters.

High-Grade Ore Shoots Being Identified

Since acquiring the San Luis property in July of 2005, Esperanza has discovered five veins with a total strike length of over 5,000 meters. The on-going channel sampling program has now examined 1,200 meters of that total strike length on two of the veins. The presence of high-grade gold and silver in both of the veins is considered to be evidence of high-grade ore shoots. Epithermal vein systems, of which San Luis is a new example, typically have multiple ore bodies along the length of the system.

Additional targets have already been identified on the 12,000-hectare concession and these will be prospected during the coming year.

Mineralization on the Ayelén Vein Extended to 425 Meters

On March 21, 2006, the Company announced that the Ayelén Vein has continuous mineralization for 350 meters with an average width of 3.25 meters and average grades of 51.7 grams of gold per tonne and 1,077 grams of silver per tonne, for a gold equivalent valuei of 70.6 grams per tonne. Additional sampling has now extended that mineralization an additional 75 meters northward for a total of 425 meters.

Drilling Planned in the Third Quarter

The Company is currently constructing drill roads and pads to access the property and anticipates the start of diamond-core drilling on the Ayelén and Inés veins in the third quarter.  Drill permits and community land-owner agreements are already in place.

Summary results for the 24 channels cut along the Inés vein are:

Inés Vein Channel Samples
Channel	True Thickness (meters)	Au (gpt)	Ag (gpt)
I 1	Best Sample	Trace	35
I 2	0.84	9.29	n/a
I 3	Best Sample	Trace	35
I 4	No rock to sample
I 5	Best Sample	1.33	35
I 6		Trace	Trace
I 7		Trace	Trace
I 8	0.69	4.58	167
I 9	0.66	5.38	81
I 10	3.01	4.53	142
I 11	0.93	7.83	53
I 12	3.43	21.07	574
I 13	2.97	12.40	184
I 14	1.75	10.08	487
I 15	0.89	3.62	83
I 16	Best Sample	3.26	187
I 17	Best Sample	3.8	124
I 18	Best Sample	Trace	13
I 19	Best Sample	2.28	72
I 20	Best Sample	Trace	13
I 21	No rock to sample
I 22
I 23		Trace	Trace
I 24	Best Sample	0.6	69

Channels were dug perpendicular to the strike of the vein and spaced approximately every 25 meters. Individual samples, within each channel, are approximately 1 meter in length.

Channel sample results for the Ayelén vein are:

Ayelén Vein Channel Samples
Channel	True Thickness (meters)	Au (gpt)	Ag (gpt)
A24	Best Sample	4.96	152
A25	1.35	6.23	215
A26	0.84	11.23	190
A27	Best Sample	Trace	36
A28	Best Sample	Trace	41
A29	Best Sample	0.5	106

The project is held in a 50%-50% joint-venture with Silver Standard Resources Inc. (TSX:SSO)(NASDAQ:SSRI). Silver Standard is currently funding the next US$500,000 in on-going exploration to earn an additional 5% interest; it can earn up to an 80% interest by funding the project through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold prospect in Morelos State, Mexico. It has other exploration interests and grass roots activities in Peru, Mexico, and Bolivia.  The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

William Pincus, M.Sc., CPG. and President, Esperanza Silver Corporation is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision.  All samples were submitted to SGS Laboratories in Lima, Peru for analysis.  Samples were analyzed by ICP analysis and fire assay. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

SAFE HARBOR: Some statements in this news release are forward looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements, in particular statements as to the potential of the San Luis property and the ability to permit and develop it into a mine.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially.  Please refer to a discussion of these and other risk factors in Esperanza’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

The forward-looking statements contained in this release constitute management’s current estimates with respect to the matters covered herein.  We expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  While we may elect to update this forward-looking information at any time, we do not undertake to do so.

For further information please contact:

William Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release.

.

Footnotes

1 Gold equivalent grams have been calculated using gold and silver prices current as of this release date of $570 an ounce and $10 an ounce, respectively, for a ratio of 57:1.  Gold equivalent is used to give the investor a better understanding of the combined value of the gold and silver assays and it fluctuates with movement in gold and silver prices.